UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Terry Kennedy

c/o Off The Wall LLC

688 Childrens Way

Henderson, NV 89052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Terry Kennedy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,534,380(1)

	8.	Shared Voting Power: 6,500,000(2)

	9.	Sole Dispositive Power: 10,534,380(1)

	10.	Shared Dispositive Power: 6,500,000(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,034,380(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 13.2%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Terry Kennedy is the record holder of 2,988,005 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”), and the direct beneficial owner of 7,546,375 shares of Common Stock, which are held in his name in a brokerage account at TD Ameritrade.

(2)Terry Kennedy is the indirect beneficial owner of (i) 2,500,000 shares of Common Stock held of record by Off the Wall LLC, a Nevada limited liability company and (ii) 4,000,000 shares of Common Stock held of record by Racing 123 LLC, a Nevada limited liability company.  Mr. Kennedy owns 50% of the membership interests in each of Off the Wall and Racing 123, and is the Manager of both Off the Wall and Racing 123.

(3)Based on 129,197,265 shares of Common Stock outstanding as of May 7, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Off the Wall LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,500,000(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,500,000(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.9%(5)

14.	Type of Reporting Person (See Instructions): 00

(4)Terry Kennedy is the Manager of Off the Wall and owns 50% of the membership interests in Off the Wall.

(5)Based on 129,197,265 shares of Common Stock outstanding as of May 7, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Racing 123 LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,000,000(6)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,000,000(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%(7)

14.	Type of Reporting Person (See Instructions): OO

(5)Terry Kennedy is the Manager of Racing 123 and owns 50% of the membership interests in Racing 123.

(6)Based on 129,197,265 shares of Common Stock outstanding as of May 7, 2019.

CUSIP No. 399818103

Item 1.           Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180 Henderson, NV 89074.

Item 2.           Identity and Background

(a)                                 This Schedule 13D is being filed jointly on behalf of Terry Kennedy, Off the Wall LLC  and Racing 123 LLC (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)                                 The business address for Terry Kennedy and Off the Wall is 688 Childrens Way, Henderson, NV 89052.  The business address for Racing 123 is 5850 S. Polaris Ave. #1400, Las Vega, NV 89118.

(c)                                Terry Kennedy is the Manager of each of Off the Wall and Racing 123.

The principal executive office for Terry Kennedy and Off the Wall is 688 Childrens Way, Henderson, NV 89052.  The principal executive office for Racing 123 is 5850 S. Polaris Ave. #1400, Las Vega, NV 89118.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   Terry Kennedy is a citizen of the United States.  Off the Wall and Racing 123 are each a Nevada limited liability company.

Item 3.           Source and Amount of Funds or Other Consideration

Terry Kennedy is the record holder of 2,988,005 shares of Common Stock, and the direct beneficial owner of 7,546,375 shares of Common Stock, which are held in his name in a brokerage account at TD Ameritrade.  Of such shares, (i) 1,970,805 shares were issued to Mr. Kennedy on March 25, 2019 as compensation for his services as a consultant to the Issuer, (ii) 1,017,200 shares were issued to Mr. Kennedy on March 25, 2019 to settle certain liabilities owed by the Issuer valued at $67,000, and (iii) 1,666,667 were purchased by Mr. Kennedy on April 12, 2019 in a private placement conducted by the Issuer for an aggregate purchase price of $100,000.

Off the Wall is the record owner of 2,500,000 shares of Common Stock of the Issuer, all of which were purchased by Off the Wall in a private placement conducted by the Issuer on April 23, 2018 for an aggregate purchase price of $100,000.  Mr. Kennedy is the Manager of Off the Wall, owns 50% of the membership interests of Off the Wall and is an indirect beneficial owner of the shares held of record by Off the Wall.

Racing 123 is the record owner of 4,000,000 shares of Common Stock of the Issuer, all of which were purchased by Racing 123 from a director of the Issuer on May 22, 2018 for an aggregate purchase price of $100,000.  Mr. Kennedy is the Manager of Racing 123, owns 50% of the membership interests of Racing 123 and is an indirect beneficial owner of the shares held of record by Racing 123.

Item 4.           Purpose of Transaction

Terry Kennedy, Off the Wall, and Racing 123 acquired the above reported shares of Common Stock either as compensation for Terry Kennedy’s services as a consultant to the Issuer or based on each such Reporting Person’s belief that the securities represent an attractive investment opportunity based on the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities. The shares of Common Stock purchased by each Reporting Person were acquired in a private transaction with an officer and director of the Issuer or in private placements conducted by the Issuer. Mr. Kennedy is an indirect beneficial owner of all of the securities of the Issuer held of record by Off the Wall and Racing 123.

In connection with the execution of this strategy, the Reporting Persons may acquire additional shares of Common Stock, either as owners of a company acquired by the Issuer or in connection with the Issuer raising funds to execute its strategy. As part of this strategy, the Issuer has entered into a non-binding letter of intent with Bombshell Technologies, LLC (“Bombshell”), a Nevada limited liability company, pursuant to which the Issuer will issue shares of Common Stock to the members of Bombshell in exchange for the ownership interests of Bombshell (the “Exchange”). Certain limited liability companies owned and managed by Mr. Kennedy are members of Bombshell and would receive shares of the Issuer upon the closing of the Exchange.

Item 5.           Interest in Securities of the Issuer

(a)Terry Kennedy is the beneficial holder of 17,034,380 shares of Common Stock of the Issuer, representing approximately 13.2% of the outstanding Common Stock of the Issuer.  He is the record holder of 2,988,005 shares and the direct beneficial owner of 7,546,375 shares which are held in his name in a brokerage account at TD Ameritrade.  The shares held at TD Ameritrade represents approximately 5.8% of the outstanding Common Stock of the Issuer. Mr. Kennedy has sole voting and dispositive power of all shares held in his name, including the shares held at TD Ameritrade, and has shared voting and dispositive power over the shares held by Off the Wall and Racing 123.

Off the Wall is the record holder of 2,500,000 shares of Common Stock of the Issuer, representing approximately 1.9% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Off the Wall, owns 50% of the membership interests of Off the Wall and is an indirect beneficial owner of the shares held of record by Off the Wall.

Racing 123 is the record holder of 4,000,000 shares of Common Stock of the Issuer, representing approximately 3.1% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Racing 123, owns 50% of the membership interests of Racing 123 and is an indirect beneficial owner of the shares held of record by Racing 123.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of April 26, 2019, 13.2% of the outstanding shares of Common Stock of the Issuer.

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 129,197,265 shares of issued and outstanding Common Stock of the Issuer as of May 7, 2019 as reported on the Issuer’s Form 10-Q filed May 14, 2019.

(b)                                 Terry Kennedy has shared power to direct the vote, and shared power to dispose of 6,500,000 shares of Common Stock of the Issuer.  Off the Wall has shared power to vote and shared power to dispose of 2,500,000 shares of Common Stock of the Issuer and Racing 123 has shared power to vote and shared power to dispose of 4,000,000.  Terry Kennedy is the Manager of Off the Wall and of Racing 123 and owns 50% of the membership interests in each entity.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•1,970,805 shares of Common Stock were issued to Terry Kennedy on March 25, 2019 as compensation for his services as a consultant to the Issuer;

•1,017,200 shares of Common Stock were issued to Terry Kennedy on March 25, 2019 to settle certain liabilities owed by the Issuer to Mr. Kennedy; and

•1,666,667 shares of Common Stock were purchased by Terry Kennedy in a private placement conducted by the Issuer on April 12, 2019.

(d)                                 No person other than Terry Kennedy, Off the Wall, or Racing 123 is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 17,034,380 shares of the Common Stock of the Issuer reported hereby.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Terry Kennedy, Off the Wall, or Racing 123 have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has agreed to file jointly with respect to the transactions being reported on this Schedule 13D.

Item 7.           Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 16, 2019

/s/ Terry Kennedy
Terry Kennedy

OFF THE WALL LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager

RACING 123 LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager